SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                          China Energy Recovery, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   16943V206
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                                 (CUSIP Number)

                                 Adam J. Agron
                          410 17th Street, 22nd Floor
                               Denver, CO 80202
                                 (303) 223-1100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   08/18/2008
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 16943V206
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(1) Names of reporting persons.

    Wu, Qinghuan
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    People's Republic of China
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        10,386,746

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        10,386,746

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     10,386,746
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |X|
     (see instructions).  (1)
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(13) Percent of class represented by amount in Row (11).

     38.6%
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(14) Type of reporting person (see instructions).

     IN
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(1)     Aggregate amount excludes 7,591,164 common shares owned by Mr. Wu's spouse, Mrs. Jialing Zhou, of which Mr. Wu disclaims beneficial ownership.

Page 2 of 5 Pages

CUSIP No. 16943V206
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(1) Names of reporting persons.

    Zhou, Jialing
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    People's Republic of China
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        7,591,164

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        7,591,164

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     7,591,164
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |X|
     (see instructions).  (1)
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(13) Percent of class represented by amount in Row (11).

     28.2%
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(14) Type of reporting person (see instructions).

     IN
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(1)     Aggregate amount excludes 10,386,746 common shares owned by Mrs. Zhou's spouse, Mr. Qinghuan Wu, of which Mrs. Zhou disclaims beneficial ownership.

Page 3 of 5 Pages

Item 1. Security and Issuer.

           Title and class of securities: Common Stock, par value $0.001 per share

           Issuer: China Energy Recovery, Inc.

           Name and address of the principal executive office of the issuer:
           7F, De Yang Garden, No. 267 Qu Yang Road, Hongkou District, Shanghai 200081, China


Item 2. Identity and Background.

          (a) Name of Reporting Person: Qinghuan Wu
              Name of Reporting Person: Jialing Zhou


          (b) Address of each of Qinghuan Wu and Jialing Zhou is: 7F, De Yang Garden, No. 267 Qu Yang Road, Hongkou District, Shanghai 200081, China

          (c) Mr. Qinghuan Wu is a director, the chairman of the board and the chief executive director of China Energy Recovery, Inc., a Delaware holding corporation (the "Company"), an executive director of HAIE Hi-tech Engineering (Hong Kong) Company Limited, a corporation incorporated in the Hong Kong Special Administration Region, China principally engaged in designing, marketing, licensing, fabricating, implementing and servicing energy recovery systems capable of capturing industrial waste energy to reuse in industrial processes or to produce electricity and thermal power("Hi-tech"), an executive director of Shanghai Hai Lu Kun Lun Hi-tech Engineering Co., Ltd., a corporation incorporated in China engaged in the business of designing, manufacturing, and installing energy recovery systems ("Shanghai Engineering"), and an executive director of Shanghai Xin Ye Environmental Protection Engineering Technology Co., Ltd., a corporation incorporated in China, without any operations but instead serving as a vehicle for arranging sales and maximizing tax benefits.

              Mrs. Jialing Zhou is a director of the Company, a director of Hi-tech, and the controller of Shanghai Engineering.

              The principal business address of these four corporations is 7F, De Yang Garden, No. 267 Qu Yang Road, Hongkou District, Shanghai 200081, China.

          (d) None of Mr. Wu or Mrs. Zhou has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of Mr. Wu or Mrs. Zhou has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each one is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

           Each of Mr. Wu and Mrs. Zhou acquired the shares on April 15, 2008 upon the consummation of a share exchange pursuant to which the Company acquired all of the issued and outstanding shares of capital stock of Poise Profit International, Ltd. ("Poise") in exchange for the issuance of shares of the Company's common stock (the "Share Exchange"). Mr. Wu and his wife, Mrs. Zhou, were the only two shareholders of Poise at the time of the closing of the Share Exchange and they gave no consideration other than their Poise shares in exchange for the Company's common stock.

Item 4. Purpose of Transaction.

           The purpose of the Share Exchange was to allow the Company to acquire Poise and its business operations.

           At the closing of the Share Exchange, the Company placed 1,779,180 shares of its common stock otherwise issuable to the Poise shareholders under the terms of the Share Exchange into an escrow account to be released to either: (a) the Poise shareholders if Poise's wholly-owned subsidiary Hi-tech meets certain financial targets for the period ending December 31, 2008; or (b) to the investors in a financing that the Company closed simultaneously with the Share Exchange if Hi-tech does not meet the financial targets.

           Pursuant to the terms of the Share Exchange, the Poise shareholders have the right to appoint four out of the five members of the Company's board of directors. To date, the Poise shareholders have designated and appointed only three out of the four directors.


Item 5. Interest in Securities of the Issuer.

          (a) Mr. Wu directly owns 10,386,746 shares of the Company's common stock representing 38.6% of the Company's issued and outstanding common stock. This amount excludes 7,591,164 shares owned by Mr. Wu's spouse of which he disclaims beneficial ownership.

              Mrs. Zhou directly owns 7,591,164 shares of the Company's common stock representing 28.2% of the Company's issued and outstanding common stock. This amount excludes 10,386,746 shares owned by Mrs. Zhou's spouse of which she disclaims beneficial ownership.

              At the closing of the Share Exchange, the Company placed an aggregate of 1,779,180 shares of its common stock otherwise issuable to the Poise shareholders, Mr. Wu and Mrs. Zhou, under the terms of the Share Exchange into an escrow account to be released to either: (a) the Poise shareholders if Poise's wholly-owned subsidiary Hi-tech meets certain financial targets for the period ending December 31, 2008; or (b) to the investors in a financing that the Company closed simultaneously with the Share Exchange if Hi-tech does not meet the financial targets. Of the escrowed shares of common stock, 1,067,508 shares are allocated to Mr. Wu, if at all, and 711,672 shares are allocated to Mrs. Zhou, if at all.


          (b) Mr. Wu has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 10,386,746 shares of the Company's common stock and Mrs. Zhou has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 7,591,164 shares of the Company's common stock.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           At the closing of the Share Exchange, the Company placed an aggregate of 1,779,180 shares of its common stock otherwise issuable to the Poise shareholders, Mr. Wu and Mrs. Zhou, under the terms of the Share Exchange into an escrow account to be released to either:
           (a) the Poise shareholders if Poise's wholly-owned subsidiary Hi-tech meets certain financial targets for the period ending December 31, 2008; or (b) to the investors in a financing that the Company closed simultaneously with the Share Exchange if Hi-tech does not meet the financial targets. Of the escrowed shares of common stock, 1,067,508 shares are allocated to Mr. Wu and 711,672 shares are allocated to Mrs. Zhou.

Item 7. Material to be Filed as Exhibits.

           Share Exchange Agreement made effective as of January 24, 2008 among the Company, Poise, Mr. Wu and Mrs. Zhou, incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 30, 2008.

           First Amendment to Share Exchange Agreement dated as of April 15, 2008 among the Company, Poise, Mr. Wu and Mrs. Zhou, incorporated herein by reference to Exhibit 2.4 to the Company's Current Report on Form 8-K filed on April 21, 2008.

Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 08/23/2008                      /s/ Quinghuan Wu
                                      Name:  Quinghuan Wu

Date: 08/23/2008                      /s/ Jialing Zhou
                                      Name:  Jialing Zhou

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 5 of 5 Pages